Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
August 19, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING TO TAKE FIRST DELIVERY OF MINING EQUIPMENT

Baja Mining Corp. (the “Company” or “Baja”) is pleased to announce that the first shipment of major mining equipment for use at its Boleo project is expected to arrive at site in Baja California Sur in August or early September 2008.  The equipment will immediately be put into service in development of stockpile benches, access roads to the planned underground portals, and stripping of the open-cut mines and within the tailings impoundment facility.  It will also be available for preparation of the process plant site and tailings facility. Subsequent deliveries of the remaining surface mining equipment will be occurring over the balance of 2008; and the first arrival of underground production mining equipment is expected in late December 2008 for startup in first quarter 2009.  These initial deliveries are focused on primary mining equipment and include the continuous mining machines, roof bolters and other production machines.

Baja continues to make progress on the construction schedule, targeting start of commissioning of the process plant in the first quarter of 2010.  All testwork on the process technology was completed in 2006 as part of the Company’s Definitive Feasibility Study. The process and metallurgical testing took place at two continuous pilot plant campaigns at a research facility in Ontario, Canada.  The pilot plants finalized the design criteria for recovery of metals and consumption of key consumables and demonstrated the high clay content of the Boleo deposit does not present a problem for the counter current decantation circuit, as well confirmed the viability and efficiency of the recovery process. It is planned that mining will commence approximately one year in advance of start-up of the process plant to ensure that a sufficient stockpile of ore is available to the plant at that time.  Development of the underground mines will provide access to the first, high-grade orebodies that are scheduled for production and will also ensure that all mining personnel are fully trained prior to startup of the process plant.

At the plant site, work is well advanced on installation of the construction camp and associated infrastructure, construction offices and warehouses/lay down areas, improvements to project wide site access and the desalination plant.  Between the Company and its construction contractors, there are now over 200 workers on site. Contracts have been let for camp catering and administration. The Company is now well underway in the hiring of the workforce for the project. The Company has its own internal project management team and has continued to add additional seasoned veterans from the industry.  Work continues with the potential earthworks and dock contractors have been issued bid drawings and specifications.

The Boleo Project will produce copper cathode, cobalt cathode and zinc sulphate at site.  After the ramp up period it is expected that annual production will be approximately 125 million pounds of copper cathode and 3.7 million pounds of cobalt cathode for the first several years.  Using conservative price estimates for cobalt and zinc sulphate ($15./lb Co and $1250/t zinc sulphate), the net cash cost of copper production is expected to be close to zero, providing healthy cash flows to survive any drop in the price of copper.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expectation and timing of arrival of mining equipment , projected metal prices, projected production rates, estimated start up of mining operations, estimated start up of operations and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.